

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02028494

RECEIVED
APR 1 5 2002
154

SUPPL

28th March 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")
- Annual Report 2001

We attach for your information a notification dated 28th March 2002 in respect of
HKLH which was lodged with the UK Listing Authority today.

PROCESSED

MAY 0 1 2002

THOMSON
FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

www.jardines.com
Incorporated in Bermuda with limited liability



RNS Full Text Announcement

 
Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Annual Report and Accounts
Released	07:11 28 Mar 2002
RNS Number	7484T

HONGKONG LAND HOLDINGS LIMITED

Securities and Exchange Commission File No.82-2964

HONGKONG LAND HOLDINGS LIMITED

ANNUAL REPORT 2001

Hongkong Land Holdings Limited announces that its Annual Report for the year ended 31st December 2001 has been posted to shareholders today, Thursday, 28th March 2002, and is available on the Company's website at www.hkland.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

28th March 2002

www.hkland.com

END

 